EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended February 28, 2014, the American Trust Allegiance Fund decreased undistributed net investment loss by $4,435 and decreased accumulated net realized gain by $4,435.

For the year ended February 28, 2014, the Orinda SkyView Multi-Manager Hedged Equity Fund increased accumulated net realized loss by $40,662, decreased undistributed net investment loss by $4,050,221, and decreased paid-in capital by $4,009,559.

For the period ended February 28, 2014, the Orinda SkyView Macro Opportunities Fund increased accumulated net realized gain by $303,076, decreased undistributed net investment loss by $761,396, and decreased paid-in capital by $458,320.

The reclassifications have no effect on net assets or net asset value per share.